UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 01)*

VeriTeQ Corporation

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

923449 201

(CUSIP Number)

March 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 923449 201	Page 2 of 4 Pages

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PositiveID Corporation (EIN 06-1637809)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,679,787*
	6	Shared voting power 0
	7	Sole dispositive power 1,679,787*
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 1,679,787*
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.5% (based on 30,802,114 shares of common stock outstanding as of March 31, 2015)
12	Type of reporting person IN

*	Excludes shares of common stock issuable upon conversion of (1) a warrant agreement dated November 13, 2013 providing for the issuance of the common shares pursuant to the terms of the warrant which contains a blocker prohibiting the holder from converting such warrant to the extent such conversion would cause the holder to hold in excess of 9.99% of the Issuer’s issued and outstanding common stock (the “Blocker”), (2) a convertible promissory note in the principal amount of $222,115, dated October 20, 2014 which contains a Blocker, (3) a convertible promissory note in the principal amount of $60,000, dated October 20, 2014, which contains a Blocker, and (4) a convertible promissory note in the principal amount of $40,000 dated January 30, 2015, which contains a Blocker. All conversion prices in the warrant and notes are variable and are subject to adjustment, as set forth in such warrant and notes.

13G/A

CUSIP No. 923449 201	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

VeriTeQ Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3333 S. Congress Ave., Suite 401

Delray Beach, FL 33445

Item 2(a)	Name of Person Filing:

PositiveID Corporation, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

1690 S. Congress Ave., Suite 201

Delray Beach, FL 33445

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

Item 2(e)	CUSIP Number:

923449 201

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,679,787*

(b)	Percent of Class: 5.5% (based on 30,802,114 shares of common stock outstanding as of March 31, 2015)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 1,679,787*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,679,787*

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Excludes shares of common stock issuable upon conversion of (1) a warrant agreement dated November 13, 2013 providing for the issuance of the common shares pursuant to the terms of the warrant which contains a blocker prohibiting the holder from converting such warrant to the extent such conversion would cause the holder to hold in excess of 9.99% of the Issuer’s issued and outstanding common stock (the “Blocker”), (2) a convertible promissory note in the principal amount of $222,115, dated October 20, 2014 which contains a Blocker, (3) a convertible promissory note in the principal amount of $60,000, dated October 20, 2014, which contains a Blocker, and (4) a convertible promissory note in the principal amount of $40,000 dated January 30, 2015, which contains a Blocker. All conversion prices in the warrant and notes are variable and are subject to adjustment, as set forth in such warrant and notes.

13G/A

CUSIP No. 923449 201	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2015

By:	/s/ William J. Caragol
Name:	William J. Caragol
CEO, PositiveID Corporation